Exhibit 3.05

FORM OF ARTICLE AMENDMENTS

1.	Effective immediately prior to the consummation of the Company’s IPO provided that the IPO closes on or before December 31, 2004, the definition of a “Qualified IPO” shall be replaced in its entirety with the following:

““Qualified IPO” means an IPO that raises net proceeds for the Company of a minimum of $30 million.”

2.	Effective immediately prior to the consummation of the Company’s IPO provided that the IPO closes on or before December 31, 2004, Article 7.1 shall be deleted and replaced in its entirety with the following:

“The holders of Series A, B, C and F Preferred Shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of one Ordinary Share for each such Preferred Share so converted, the holders of Series D Preferred Shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of 1.2377 Ordinary Shares for each such Preferred Share, the holders of Series E Preferred Shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of 1.3621 Ordinary Shares for each such Preferred Share and the holders of Series G, H and I Preferred Shares shall have the right at any time to convert such Preferred Shares to Ordinary Shares at the rate of 1.0394 Ordinary Shares for each such Preferred Share. Any outstanding Series A, B, C, D, E, F, G, H and I Preferred Shares shall be automatically converted into Ordinary Shares at the conversion ratio then in effect contemporaneously with the consummation by the Company of a Qualified IPO.”

3.	The following Article 47.6 shall be added in its entirety to the Articles:

“47.6	Upon any consolidation or subdivision of shares which may result or may have resulted in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, without limitation, by allotting, in contemplation of, or subsequent to, such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional shareholdings.”

4.	The following shall be added as new Article 81.6:

“81.6	A director’s term shall begin either on the date of his appointment to the Board of Directors or at such later date designated in the resolution appointing such director.”